SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. )*

Sculptor Capital Management, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share (Title of Class of Securities)

811246107 (CUSIP Number)

Philip Sivin c/o Rithm Capital Corp. 799 Broadway New York, New York 10003 (212) 850-7770
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:  811246107

1	NAMES OF REPORTING PERSONS Rithm Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,338,015
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,338,015
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,338,015
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1. Security and Issuer.

This Schedule 13D relates to the Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), of Sculptor Capital Management, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 9 West 57th Street, New York, New York 10019.

 Item 2. Identity and Background.

(a), (f)     Rithm Capital Corp., a Delaware corporation (the “Reporting Person”).

Certain information about the directors and executive officers of the Reporting Person is set forth in Annex A attached hereto (collectively, the “Covered Persons”).

(b)          The principal business address of the Reporting Person is 799 Broadway, New York, New York 10003.

(c)          The principal business of the Reporting Person is acting as a manager of assets and investments focused on investing in, and actively managing, investments related to the real estate and the financial services sectors. The Reporting Person is structured as a REIT for U.S. federal income tax purposes.

(d)          During the last five years, the Reporting Person has not and, to the best of the Reporting Person’s knowledge, none of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, the Reporting Person has not and, to the best of the Reporting Person’s knowledge, none of the Covered Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction.

The Reporting Persons hold the securities of the Issuer for the reasons described below.

On July 23, 2023, the Reporting Person entered into an Agreement and Plan of Merger (including the schedules and exhibits thereto, as amended by the Amendment (as defined below), the “Merger Agreement”), by and among the Reporting Person, the Issuer, Sculptor Capital LP, a Delaware limited partnership and subsidiary of the Issuer (“Capital LP”), Sculptor Capital Advisors LP, a Delaware limited partnership and subsidiary of the Issuer (“Advisors LP”), Sculptor Capital Advisors II LP, a Delaware limited partnership and subsidiary of the Issuer (“Advisors II LP” and, collectively with Capital LP and Advisors LP, the “Operating Partnerships” and each an “Operating Partnership”), Calder Sub, Inc., a Delaware corporation and subsidiary of the Reporting Person (“Merger Sub Inc.”), Calder Sub I, LP, a Delaware limited partnership and subsidiary of the Reporting Person (“Merger Sub I”), Calder Sub II, LP, a Delaware limited partnership and subsidiary of the Reporting Person (“Merger Sub II”), and Calder Sub III, LP, a Delaware limited partnership and subsidiary of the Reporting Person (“Merger Sub III” and, collectively with Merger Sub I, Merger Sub II and Merger Sub Inc., the “Merger Subs”). The Merger Agreement provides for, among other things, upon the terms and subject to the conditions set forth therein, (i) the merger of Merger Sub Inc. with and into the Issuer, with the Issuer surviving such merger as the surviving corporation (the “Public Merger”), (ii) the merger of Merger Sub I with and into Capital LP, with Capital LP surviving such merger as the surviving partnership (“LP Merger I”), (iii) the merger of Merger Sub II with and into Advisors LP, with Advisors LP surviving such merger as the surviving partnership (“LP Merger II”), and (iv) the merger of Merger Sub III with and into Advisors II LP, with Advisors II LP surviving such merger as the surviving partnership (“LP Merger III” and, collectively with LP Merger I and LP Merger II, the “LP Mergers,” and the LP Mergers, collectively with the Public Merger, the “Mergers” and collectively with the other transactions contemplated by the Merger Agreement, the “Transactions”). Additionally, on October 12, 2023, the Reporting Person, the Merger Subs, the Issuer and the Operating Partnerships entered into Amendment No. 1 to the Merger Agreement (the “Amendment”).

On October 12, 2023, the Reporting Person purchased from Delaware Life Insurance Company (the “Former Warrant Holder”) warrants to purchase an aggregate of 4,338,015 shares of Company Class A Common Stock (the “Company Warrants”) at an exercise price of $7.95 per share, for an aggregate purchase price of $27,568,961. The Reporting Person also agreed to pay certain additional amounts to the Former Warrant Holder in the event that the Issuer is acquired within 270 days of the closing of the purchase of the Company Warrants. The funds used to acquire the securities reported herein were from the Reporting Person’s working capital. On October 12, 2023, the Reporting Person delivered to the Issuer an exercise notice pursuant to the terms of the Company Warrants for the full 4,338,015 shares of Class A Common Stock thereunder, and on October 13, 2023 the Issuer issued the full 4,338,015 shares of Class A Common Stock to the Reporting Person.

The Former Warrant Holder would have been paid consideration for the Company Warrants in connection with the closing of the Mergers. The Reporting Person accelerated the payment of the consideration to purchase the Company Warrants in order to purchase and exercise the Company Warrants so that the Reporting Person would be able to vote the 4,338,015 shares of Class A Common Stock thereunder in connection with the Issuer’s special meeting of stockholders in connection with the Transactions scheduled to be held on November 16, 2023.

Consummation of the Transactions is subject to certain customary conditions, including the approval of the Transactions by the requisite vote of the Issuer’s stockholders. There can be no assurance that the Transactions will be consummated. There may be discussions and proposals concerning the Transactions among the Reporting Person, the Issuer and other persons. Except as may be required by law, the Reporting Person does not intend to disclose developments with respect to the foregoing unless and until the Reporting Person and the Issuer have entered into definitive agreements related thereto.

The foregoing description of the Merger Agreement, the Amendment, the Mergers and the other Transactions is not complete and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement, a copy of which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) by the Reporting Person on July 24, 2023 and is incorporated herein by reference, and the full text of the Amendment, a copy of which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by the Reporting Person on October 12, 2023 and is incorporated herein by reference.

Other than as set forth above and in the Merger Agreement and the Amendment, none of the Reporting Person or, to the best of its knowledge, any of the Covered Persons listed in Annex A currently has any plans or proposals that relate to, or would result in, any of the matters listed in Item 6 of Schedule 13D, although the Reporting Person may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

If the Transactions are not consummated, the Reporting Person and its affiliates will continue to regularly review and assess their investment in the Issuer and depending on market conditions and other factors may determine, from time to time, to engage in any of the events set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The aggregate number and percentage of shares of Class A Common Stock beneficially owned by the Reporting Person and, for such Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference. As of the date hereof, the Reporting Person beneficially owns 4,338,015 shares of Class A Common Stock, representing 12.8% of the outstanding Class A Common Stock. As a result of its ownership of the 4,338,015 shares of Class A Common Stock, the Reporting Person controls approximately 6.5% of the total voting power of the Issuer’s outstanding voting stock.

The percentage with respect to the Reporting Person’s beneficial ownership is based on 34,002,842 shares of Class A Common Stock issued and outstanding as of October 12, 2023, which reflects the conversion of the Warrants described herein.

(c) Except as set forth in this Schedule 13D, no transaction in Class A Common Stock has been effected by the Reporting Person within the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be filed as Exhibits.

2.1
Amendment No. 1 to Agreement and Plan of Merger, dated as of October 12, 2023, by and among Rithm Capital Corp., Calder Sub, Inc., Calder Sub I, LP, Calder Sub II, LP, and Calder Sub III, LP, Sculptor Capital Management, Inc., Sculptor Capital LP, Sculptor Capital Advisors LP and Sculptor Capital Advisors II LP. (incorporated by reference to Exhibit 2.1 to the Reporting Person’s Current Report on Form 8-K, filed with the SEC on October 12, 2023).

2.2
Agreement and Plan of Merger, dated as of July 23, 2023, by and among Rithm Capital Corp., Sculptor Capital Management, Inc., Sculptor Capital LP, Sculptor Capital Advisors LP, Sculptor Capital Advisors II LP, Calder Sub, Inc., Calder Sub I, LP, Calder Sub II, LP, and Calder Sub III, LP. (incorporated by reference to Exhibit 2.1 to the Reporting Person’s Current Report on Form 8-K, filed with the SEC on July 24, 2023).

SIGNATURES

After reasonable inquiry and to the best the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2023	RITHM CAPITAL CORP.

	By:	/s/ Nicola Santoro, Jr.
	Name:	Nicola Santoro, Jr.
	Title:	Chief Financial Officer and Chief Accounting Officer

Annex A

Directors and Officers of the Reporting Person:

Business Address: 799 Broadway, New York, New York 10003

Name:	Principal Occupation:
Michael Nierenberg	Chairman of the Board, Chief Executive Officer & President
Kevin J. Finnerty	Director
Peggy Hwan Hebard	Director
Patrice M. Le Melle	Director
David Saltzman	Director
Andrew Sloves	Director
Nicola Santoro, Jr.	Chief Financial Officer, Chief Accounting Officer
Philip Sivin	Chief Legal Officer, Secretary & Managing Director

Each of the Covered Persons is a United States citizen.